                                                               FILED PURSUANT TO
                                                        GENERAL INSTRUCTION II.L
                                                                    OF FORM F-10
                                                             FILE NO. 333-104275

                              PROSPECTUS SUPPLEMENT

            TO SHORT FORM BASE SHELF PROSPECTUS DATED AUGUST 4, 2003


NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE.

THIS PROSPECTUS SUPPLEMENT, TOGETHER WITH THE SHORT FORM BASE PROSPECTUS DATED AUGUST 4, 2003 (THE "PROSPECTUS") TO WHICH IT RELATES, AS AMENDED OR SUPPLEMENTED, AND EACH DOCUMENT DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS, CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES.

SECONDARY OFFERING                                              OCTOBER 10, 2003
------------------
                           [AXCAN PHARMA LOGO OMITTED]

                                AXCAN PHARMA INC.
          US$125,000,000 4 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2008
                             8,924,113 COMMON SHARES

Axcan Pharma Inc. ("Axcan") issued and sold on March 5, 2003 US$125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008 (the "Notes"), on a private placement basis, at an issue price of $1,000 per Note. Under limited circumstances, the Notes are initially convertible into 8,924,113 common shares. This supplement to the Prospectus (the "Prospectus Supplement") may be used by selling security holders ("Securityholders") in connection with resales of Notes and the common shares issuable upon conversion of the Notes (collectively, the "Securities").

The Notes are currently eligible for trading on the PORTAL market of the National Association of Securities Dealers, Inc. The common shares are listed on the Toronto Stock Exchange Inc. (the "TSX") under the symbol "AXP" and on the Nasdaq National Market ("Nasdaq") under the symbol "AXCA".

INVESTING IN THE NOTES OR THE COMMON SHARES INVOLVES RISKS. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE PROSPECTUS.

The Securities may be offered by Securityholders in negotiated transactions or otherwise, to or through underwriters or dealers purchasing as principals or directly to purchasers at varying prices determined at the time of the sale or at negotiated prices. In addition, the common shares may be offered from time to time through ordinary brokerage transactions on the Nasdaq and the TSX. In the United States, Securityholders may be deemed to be "underwriters" as defined in the United States SECURITIES ACT OF 1933, as amended (the "U.S. Securities Act"). Any resale of the Securities in the Province of Quebec will be undertaken pursuant to the applicable provisions of the SECURITIES ACT (Quebec). Any profits realized by Securityholders in the United States may be deemed to be underwriting compensation. If the Securityholders use any broker-dealers, any commissions paid to underwriters or dealers and, if underwriters or dealers purchase any Securities as principals, any profits received by such underwriters or dealers on the resale of the Securities may be deemed to be underwriting compensation under the U.S. Securities Act.

Axcan will not receive any of the proceeds from the resale of the Securities by any of the Securityholders.

THE EARNINGS COVERAGE OF AXCAN FOR THE 12 MONTHS ENDED JUNE 30, 2003 IS 4.1 TO ONE IN ACCORDANCE WITH CANADIAN GAAP AND 6.7 TO ONE IN ACCORDANCE WITH U.S. GAAP. SEE "EARNINGS COVERAGE".

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE FILED IN CANADA AND, IN THE UNITED STATES, BY A "FOREIGN PRIVATE ISSUER" AS DEFINED BY THE U.S. SECURITIES ACT, THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN ACCORDANCE WITH APPLICABLE CANADIAN DISCLOSURE REQUIREMENTS. PROSPECTIVE UNITED STATES INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                   Page
                                                   ----
PLAN OF DISTRIBUTION..................................2
RECENT DEVELOPMENTS...................................2
EARNINGS COVERAGE.....................................3
INCORPORATION BY REFERENCE............................4


Prospectus                                         Page
----------                                         ----

Trademarks............................................i
Forward-Looking Statements...........................ii
Risk Factors..........................................1
Use of Proceeds......................................12
Capitalization.......................................12
Dividend Policy......................................12
Earnings Coverage....................................13
Business.............................................15
Description of Credit Agreement......................24
Description of Notes.................................26
Certain Income Tax Considerations....................47
Description of Share Capital.........................55
Transfer Agent and Registrar.........................58
Plan of Distribution.................................59
Legal Matters........................................62
Independent Auditors.................................62
Purchasers' Statutory Rights.........................62
Incorporation by Reference...........................63
Additional Information...............................65
Certificate of Axcan................................C-1
Schedule "A"........................................S-1


This document is in two parts. The first part is this Prospectus Supplement which updates information contained in the accompanying Prospectus dated August 4, 2003 as supplemented by the prospectus supplement dated August 20, 2003 (the "First Supplement") and the documents incorporated by reference therein. The second part is the accompanying Prospectus which gives more general information.

Only the information contained or incorporated by reference in the accompanying Prospectus, including the First Supplement and this Prospectus Supplement, should be relied upon. Axcan has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities may not be sold in any jurisdiction where the sale is not permitted. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Prospectus and the First Supplement and the documents incorporated by reference in the Prospectus is accurate only as of their respective dates. Axcan's business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise stated in this Prospectus Supplement, all dollar amounts appearing in this Prospectus Supplement are stated in the lawful currency of the United States of America and "Axcan," "we," "us" and "our" refer to Axcan Pharma Inc. and its direct and indirect subsidiaries.

                         -------------------------------

PLAN OF DISTRIBUTION

The Securityholder listed in Schedule A to this Prospectus Supplement has delivered a completed selling securityholder's questionnaire to us and may sell at any time, or from time to time, pursuant to this Prospectus Supplement and the accompanying Prospectus, the aggregate principal amount of the Notes set forth in Schedule A to this Prospectus Supplement, and the aggregate principal amount payable of the Notes held by such Securityholder shall thereafter be reduced to the extent of such sales. The Notes held by the Securityholder were either acquired by it upon the issuance of the Notes on March 5, 2003 at a price of $1,000 per Note, or in subsequent transactions thereafter at varying prices.


RECENT DEVELOPMENTS

AXCAN ACQUIRES A GROUP OF GASTROINTESTINAL PRODUCTS FROM AVENTIS

Axcan entered into an agreement to acquire the rights to a group of gastrointestinal products from Aventis. Under the terms of this agreement, Axcan will acquire CARAFATE(TM) and BENTYL(TM) for the U.S. market and SULCRATE(TM), BENTYLOL(TM) and PROCTOSEDYL(TM) for the Canadian market for a purchase price of $145 million payable in cash. Axcan believes this acquisition will be immediately accretive, expecting to generate in excess of 20 cents in earnings per share over the 12 months following closing from the sale of these products. The closing of this acquisition is subject to regulatory approval under the HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976.

During the last 12 months, Aventis' combined net sales of acquired products in these territories were approximately $42 million. The $145 million purchase price is approximately 3.5 times the net sales of these products for the trailing 12 months. The purchase price will be paid out of Axcan's cash on hand.

CARAFATE(TM)/SULCRATE(TM) (sucralfate tablets and suspensions marketed under the brand CARAFATE(TM) in the U.S. and SULCRATE(TM) in Canada) are indicated for the treatment of active duodenal ulcers. Sales in North America amounted to $31.4 million in 2002.

BENTYL(TM)/BENTYLOL(TM) (dicyclomine capsules and tablets marketed under the brand BENTYL(TM) in the U.S. and BENTYLOL(TM) in Canada) are antispasmodic and anticholinergic drugs mainly used for the relief of gastrointestinal symptoms associated with irritable bowel syndrome. Sales in North America amounted to $7.5 million in 2002.

PROCTOSEDYL(TM) (hydrocortisone acetate ointment and suppositories) is indicated for the reduction of swelling, pain and inflammation of haemorrhoids and other rectal lesions. Sales in Canada amounted to US $3 million in 2002.


AXCAN RECEIVES A NOT APPROVABLE LETTER FOR HELICIDE FROM THE FDA

The FDA has determined that the NDA that Axcan re-submitted for HELICIDE for the eradication of HELICOBACTER pylori continues to be "not approvable" at this time. Certain of the FDA inspection-related issues, communicated to Axcan in an August 12, 2002, action letter for one of the five manufacturing sites, remain unresolved and were the basis for this "not approvable" letter. As in the previous letter, the FDA has not raised any safety or efficacy issues. HELICIDE was approved in Canada in the second quarter of fiscal 2003.

During the last year, Axcan has worked closely with the Italian manufacturer identified in the NDA to resolve all outstanding issues. However, the ability of this manufacturer of one of HELICIDE's ingredients, biskalcitrate potassium (bismuth salt), to implement all required corrective action is severely limited due to its present financial status. Axcan will meet with the FDA in the coming weeks to discuss alternative plans and, shortly thereafter, intends to announce revised regulatory timelines.

ACQUISITION OF A LICENSE FOR ITAX(TM) FROM ABBOTT LABORATORIES

Axcan has acquired an exclusive license for North America, the European Union ("EU") (including the United Kingdom, France, Germany, Italy and Spain) and Latin America, from Abbott Laboratories ("Abbott") to develop, manufacture and market, ITAX(TM) (Itopride hydrochloride), a patented oral gastroprokinetic drug with antiemetic properties for the treatment of gastrointestinal symptoms caused by reduced gastrointestinal motility. If ITAX(TM) is approved by health authorities, management believes that within 3-5 years after full launch, sales of ITAX(TM) could generate annual revenue of approximately $200-300 million and have a significant impact on net earnings.

Under the terms of this license agreement, Axcan will pay Abbott $75.0 million in cash, comprised of:

>     $10 million in upfront payments;

>     $20 million in regulatory submission milestones; and

>     $45 million in regulatory approval milestones.

Axcan will also pay a royalty on net sales and assume approximately $2 million in research contract liability.

Axcan expects to initiate and conduct two controlled Phase III studies (one in North America and one internationally) and will target completion for both in 2005. This should allow Axcan to submit ITAX(TM) for FDA approval in 2006. Once the product is approved, Axcan expects to benefit from a minimum of 5 years of marketing exclusivity following the launch in the United States, and a minimum of 10 years in the EU, since ITAX(TM) is a patented new chemical entity that will fill a significant unmet medical need. Axcan also plans to conduct special population studies once its first indication is approved.


EARNINGS COVERAGE

The following consolidated earnings coverage ratios have been calculated for the 12-month periods ended September 30, 2002 and June 30, 2003 and give effect to the issuance of the Notes. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The information presented herein for the 12-month period ended June 30, 2003 is based on unaudited financial information.

The Canadian GAAP earnings coverage ratios have been calculated based on amounts determined under Canadian GAAP, which include $3.2 million of implicit interest, a non-cash expense.

                                                          CANADIAN GAAP                                   US GAAP
                                               ------------------------------------        ----------------------------------
                                                  12 MONTHS        12 MONTHS ENDED           12 MONTHS          12 MONTHS
                                                    ENDED           JUNE 30, 2003              ENDED              ENDED
                                                SEPTEMBER 30,                              SEPTEMBER 30,      JUNE 30, 2003
                                                    2002                                        2002
                                               ----------------    ----------------        ---------------    ---------------
Pro forma interest
requirements(1)(2)                                   11.0                11.2                     6.5                6.7
Pro forma earnings before interest
expense and income taxes(1)(3)                       32.8                45.8                    32.5               44.9
Earnings coverage                                     3.0                 4.1                     5.0                6.7

------------------------------------------
Notes
(1)  In millions of US dollars.
(2)  Pro forma interest requirements are
     detailed as follows:
Interest as per financial statements                  1.2                 4.5                    1.2                3.2
Amortization of issue expense included
   in interest                                          -                (0.1)                     -               (0.1)
Interest on debentures                                5.3                 3.6                    5.3                3.6
Implicit interest                                     4.5                 3.2                      -                  -
                                               ----------------    ----------------        ---------------    ---------------
Pro forma interest requirements                      11.0                11.2                    6.5                6.7
                                               ================    ================        ===============    ===============
(3)  Pro forma earnings before interest expense
     and income taxes are detailed as follows:
Net earnings as per financial statements             20.8                27.4                   21.1               28.8
Income taxes                                         11.7                14.8                   11.1               13.8
Financial expense                                     1.2                 4.5                    1.2                3.2
Amortization of issue expense                        (0.9)               (0.9)                  (0.9)              (0.9)
                                               ----------------    ----------------        ---------------    ---------------

Pro forma earnings before interest
   expense and income taxes                          32.8                45.8                   32.5               44.9
                                               ================    ================        ===============    ===============

Under U.S. GAAP, our interest requirements amounted to $6.7 million on a PRO FORMA basis for the 12 months ended June 30, 2003 and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to PRO FORMA interest requirements, for the 12-month period ended June 30, 2003 was 6.7 to one.

Under Canadian GAAP, our interest requirements amounted to $11.2 million on a PRO FORMA basis for the 12 months ended June 30, 2003 and our earnings coverage ratio for the 12-month period ended June 30, 2003 was 4.1 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $3.2 million as required by Canadian GAAP.


INCORPORATION BY REFERENCE

The following documents, filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference and form an integral part of the accompanying Prospectus, as supplemented by this Prospectus Supplement:

(a) our unaudited comparative consolidated financial statements in Canadian GAAP for the three-month period ended December 31, 2002;

(b) our unaudited comparative consolidated financial statements in U.S. GAAP for the three-month period ended December 31, 2002;

(c) our unaudited comparative consolidated financial statements in Canadian GAAP for the three and six-month periods ended March 31, 2003;

(d) our unaudited comparative consolidated financial statements in U.S. GAAP for the three and six-month periods ended March 31, 2003;

(e) our unaudited comparative consolidated financial statements in Canadian GAAP for the three and nine-month periods ended June 30, 2003;

(f) our unaudited comparative consolidated financial statements in U.S. GAAP for the three and nine-month periods ended June 30, 2003;

(g) our audited comparative consolidated financial statements in Canadian GAAP for the year ended September 30, 2002, as well as the auditor's report thereon contained in our annual report for the year ended September 30, 2002;

(h) our audited comparative consolidated financial statements in U.S. GAAP for the year ended September 30, 2002, as well as the auditor's report thereon;

(i) management's discussion and analysis of operating results and financial position for the year ended September 30, 2002 contained in our annual report for the year ended September 30, 2002;

(j) our annual information form dated February 13, 2003 for the year ended September 30, 2002;

(k) the management proxy solicitation circular dated January 24, 2003 for the annual meeting of the shareholders held on February 20, 2003, with the exception of the headings "Statement of Executive Compensation-- Composition of the Compensation Committee," "Compensation Committee Report," "Corporate Governance" and "Stock Participation Plan-Performance Graph;" and

(l) the material change reports and press releases dated November 15, 2002 (we announced fourth quarter and fiscal 2002 results); December 4, 2002 (we announced that we acquired PANZYTRAT); January 20, 2003 (we announced that we acquired DELURSAN); February 25, 2003 (we announced the Notes offering); March 6, 2003 (we announced the closing of the Notes offering and we announced we waived the right to draw down on our equity facility); April 10, 2003 (we announced that we commenced an all-cash offer for Salix Pharmaceuticals at $8.75 per share); May 15, 2003 (we announced results for the second quarter of 2003); May 22, 2003 (we announced that we increased our all-cash offer for Salix Pharmaceuticals to $10.50 per share); and September 3, 2003 (we announced the acquisition of an exclusive license for ITAX(TM)from Abbott Laboratories); October 6, 2003 (we announced the receipt of a not approvable letter for HELICIDE from the FDA); and October 9, 2003 (we announced the acquisition of a line of gastrointestinal products from Aventis).

Any document of the type referred to above and any material change report filed by us with the securities regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the end of the distribution shall under this Prospectus Supplement be deemed to be incorporated by reference in the Prospectus.

ANY STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS, THE FIRST SUPPLEMENT AND IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS FOR THE PURPOSE OF THIS DISTRIBUTION SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR THE PURPOSES OF THE PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS MODIFIES OR SUPERSEDES THAT STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT WILL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT IS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE PART OF THE PROSPECTUS.

                                                            SCHEDULE A
                                                            ----------

  SELLING SECURITYHOLDER              REGISTERED HOLDER                NUMBER OF NOTES HELD     AMOUNT OF NOTES HELD
                                                                                                       ($USD)
-----------------------------    --------------------------------      --------------------     --------------------
Barclays Global Investors        Barclays Global Investors                               60                   60,000
Diversified Alpha Plus Funds     Diversified Alpha Plus Funds c/o
c/o Forest Investment            Forest Investment Management LLC
Management LLC
---------------------------------------------------------------------------------------------------------------------
Forest Fulcrum Fund LP           Forest Fulcrum Fund LP                                 200                  200,000
---------------------------------------------------------------------------------------------------------------------
Forest Global Convertible Fund,  Forest Global Convertible Fund,                      1,018                1,018,000
Ltd., Class A-5                  Ltd., Class A-5
---------------------------------------------------------------------------------------------------------------------
Forest Multi-Strategy Master     Forest Multi-Strategy Master                           166                  166,000
Fund SPC, on behalf of its       Fund SPC, on behalf of its
Multi-Strategy Segregated        Multi-Strategy Segregated
Portfolio                        Portfolio
---------------------------------------------------------------------------------------------------------------------
LLT Limited                      LLT Limited                                             58                   58,000
---------------------------------------------------------------------------------------------------------------------
Lyxor/ Forest Fund Ltd. c/o      Lyxor/ Forest Fund Ltd. c/o                            314                  314,000
Forest Investment Management LLC Forest Investment Management LLC
---------------------------------------------------------------------------------------------------------------------
PRS Convertible Arbitrage        PRS Convertible Arbitrage Master                       800                  800,000
Master Fund L.P.                 Fund L.P.
---------------------------------------------------------------------------------------------------------------------
Relay 11 Holdings Co. c/o        Relay 11 Holdings Co. c/o Forest                        30                   30,000
Forest Investment Management LLC Investment Management LLC
---------------------------------------------------------------------------------------------------------------------
Sphinx Convertible Arbitrage     Sphinx Convertible Arbitrage SPC                        14                   14,000
SPC c/o Forest Investment        c/o Forest Investment Management
Management LLC                   LLC
---------------------------------------------------------------------------------------------------------------------
UBS Securities LLC               Cede & Company                                       2,177                2,177,000
---------------------------------------------------------------------------------------------------------------------
Xavex Convertible Arbitrage for  Xavex Convertible Arbitrage for                         34                   34,000
Fund c/o Forest Investment       Fund c/o Forest Investment
Management LLC                   Management LLC
---------------------------------------------------------------------------------------------------------------------
Zurich Institutional Benchmarks  Zurich Institutional Benchmarks                        106                  106,000
Master Fund Ltd. c/o Forest      Master Fund Ltd. c/o Forest
Investment Management LLC        Investment Management LLC
---------------------------------------------------------------------------------------------------------------------
TOTAL:                                                                                                     4,977,000
---------------------------------------------------------------------------------------------------------------------